UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: April 26, 2022

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-held Company

Corporate Taxpayer’s ID (CNPJ / MF) 02.421.421/0001-11

Corporate Registry (NIRE) 33.300.324.631

NOTICE TO THE MARKET

CHANGES IN THE BOARD OF DIRECTORS

TIM S.A. ("TIM" or "Company") (B3: TIMS3; NYSE: TIMB), in accordance with Article 157 of Law No. 6,404/1976 and the provisions of CVM Resolution 44, informs its shareholders, the market in general and other stakeholders that:

Mr. Agostino Nuzzolo and Mrs. Sabrina Di Bartolomeo presented to the Company their resignations from the positions of member of the Board of Directors and members of the Control and Risk Committee (“CCR”), in addition to the position held by Ms. Sabrina Di Bartolomeo as a member of the Environmental, Social & Governance Committee (“CESG”), with effect from April 22th, 2022.

The Company expresses its gratitude to Mr. Agostino Nuzzolo and Mrs. Sabrina Di Bartolomeo for their commitment and dedication in performing their duties at the Company and wishes them success in their new professional path.

Due to the resignations above, the Board of Directors elected, by co-option, Mr. Adrian Calaza, Chief Financial Officer of TIM S.p.A. and Mrs. Michela Mossini, Head of Group Planning & Control of TIM S.p.A., for the positions of member of the Board of Directors and member of the CCR and Mrs. Michela Mossini for the position of member of the CESG

The Company will keep its shareholders and the market in general duly informed about the relevant updates related to its leadership, pursuant to CVM Resolution No. 44 and applicable legislation.

Rio de Janeiro, April 26th, 2021

TIM S.A.

Camille Loyo Faria

Chief Financial Officer and

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: April 26, 2022	By:	/s/ Camille Loyo Faria
Camille Loyo Faria
Chief Financial Officer and Investor Relations Officer